File No. 70-10239





                United States Securities and Exchange Commission
                             Washington, D.C. 20549
--------------------------------------------------------------------------------


             Amendment No. 2 to Application/Declaration on Form U-1
                                    Under the
                   Public Utility Holding Company Act of 1935
--------------------------------------------------------------------------------


                                   Enron Corp.
                               Four Houston Center
                             1221 Lamar, Suite 1600
                             Houston, TX 77010-1221

                    (Names of companies filing this statement
                  and addresses of principal executive offices)
--------------------------------------------------------------------------------


                                   Enron Corp.
                    (Name of top registered holding company)
--------------------------------------------------------------------------------



                                   Enron Corp.
                           Attn.: Corporate Secretary
                               Four Houston Center
                             1221 Lamar, Suite 1600
                             Houston, TX 77010-1221




                   (Names and addresses of agents for service)

                 The Commission is also requested to send copies
             of any communication in connection with this matter to:

           Robert H. Walls, Jr.                 William S. Lamb
       Executive Vice President             LeBoeuf, Lamb, Greene &
         and General Counsel                      MacRae, L.L.P.
           David M. Koogler                  125 West 55th Street
     Vice President and Assistant           New York, NY 10019-5389
          General Counsel                   Telephone: (212) 424-8170
            Enron Corp.                    Facsimile: (212) 424-8500
        Four Houston Center
       1221 Lamar, Suite 1600                 Markian M.W. Melnyk
       Houston, TX 77010-1221                  Sonia C. Mendonca
     Telephone: (713) 853-6161              LeBoeuf, Lamb, Greene &
     Facsimile: (713) 646-3092                  MacRae, L.L.P.
      Facsimile (713) 646-6227             1875 Connecticut Avenue NW
                                             Washington, DC 20009
                                          Telephone: (202) 986-8000
                                          Facsimile: (202) 986-8102

                                TABLE OF CONTENTS

Item 1.         Description of the Proposed Transactions......................1
           A.   Introduction and General Request..............................1
           B.   Enron and Portland General....................................1
                1.       Enron................................................1
                2.       Portland General.....................................3
           C.   The Transaction for which Authorization is Requested..........4
                1.       Removing Portland General from Enron's Ownership.....4
                2.       The Issuance of New PGE Common Stock.................4
                3.       Preparation for Issuance.............................5
                4.       Trading in New PGE Common Stock......................5
                5.       Distribution of Assets, Including the New PGE Common
                         Stock Under the Plan.................................6
           D.   Governance and Operation of Portland General After
                Issuance of New PGE Common Stock..............................7
           E.   Roles and Operation of the Plan Administrator, the
                Disbursing Agent and the DCR Overseers........................9
                1.       Plan Administrator...................................9
                2.       Disbursing Agent and the Reserve....................10
                3.       DCR Overseers.......................................10
           F.   Rule 54......................................................11
Item 2.         Fees, Commissions and Expenses...............................13
Item 3.         Applicable Statutory Provisions and Legal Analysis...........13
           A.   The Transaction Is Fair And Consistent With The Plan
                Approved By The SEC..........................................13
                1.       Section 12(d) Analysis..............................13
                2.       Sections 6(a) and 7 Analysis........................14
           B.   Enron Will Cease To Be A Holding Company.....................14
                1.       Separation from Enron...............................14
                2.       Basis for Enron's Deregistration....................15
Item 4.         Regulatory Approvals.........................................16
Item 5.         Procedure....................................................16
Item 6.         Exhibits and Financial Statements............................16
Item 7.         Information as to Environmental Effects......................17


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



                   AMENDMENT NO. 2 TO APPLICATION/DECLARATION
                              ON FORM U-1 UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

          This pre-effective Amendment No. 2 revises and replaces in its entirety the Form U-1 Application-Declaration originally filed in this proceeding in File No. 70-10239 on July 29, 2004, and amended on December 14, 2004.

Item 1. Description of the Proposed Transactions

          A.   Introduction and General Request

          Enron Corp. ("Enron"), an Oregon corporation and a registered public utility holding company under the Public Utility Holding Company Act of 1935 ("Act"), files this Application/Declaration ("Application") under Sections 12(d) and 5(d) of the Act. The Application seeks authorization for Enron to cause Portland General Electric Company ("Portland General") to cancel its existing common stock and to issue new common stock to Holders of Allowed Claims/1 and to the Reserve for Disputed Claims ("Reserve"),/2 for further distribution to creditors with unresolved claims as contemplated by Enron's Bankruptcy Plan.

          In addition, this Application seeks authorization for Enron to deregister after the issuance of the new shares of Portland General common stock to Holders of Allowed Claims and the Reserve.

          B.   Enron and Portland General

               1.   Enron

          Commencing on December 2, 2001, and periodically thereafter, Enron and certain of its subsidiaries each filed a voluntary petition for relief under chapter 11 of title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of New York ("Bankruptcy Court"). One hundred eighty (180) Enron-related entities filed voluntary petitions. Portland General, Enron's sole public utility subsidiary company, did not file a voluntary petition under the Bankruptcy Code and is not in bankruptcy. Likewise, many other Enron-affiliated companies that are operating companies have not filed bankruptcy petitions.

          On March 9, 2004, Enron registered as a holding company under the Act. On that date the Securities and Exchange Commission ("Commission" or "SEC") issued two orders. The first


___________________
/1 An Allowed Claim is one scheduled by a Debtor as liquidated and not contingent or disputed or, if not so scheduled, filed against a Debtor and allowed by a Final Order of the Bankruptcy Court. The Bankruptcy Court fixed November 29, 2004 as the record date for determining which holders of Allowed Claims are entitled to receive distributions under the Plan, including distributions of New PGE Common Stock (hereinafter defined). As used herein, "Holder of Allowed Claim" means the holder, as of the record date, of an Allowed Claim.
/2 The Reserve was created by the Supplemental Modified Fifth Amended Joint
Plan of Affiliated Debtors Pursuant to Chapter 11 of the United States Bankruptcy Code, dated July 2, 2004, including the Plan Supplement and all schedules and exhibits thereto ("Plan") (In re: Enron Corp. et al., Bankr. S.D.N.Y., Case No. 01-16034). The Reserve is sometimes called the Disputed Claims Reserve or "DCR."

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

order authorized Enron and certain subsidiaries to engage in financing transactions, non-utility corporate reorganizations, the declaration and payment of dividends, affiliate sales of goods and services, and other transactions needed to allow the applicants to continue their businesses as debtors in possession in bankruptcy and non-debtors./3 The second order authorized the Debtors' Fifth Amended Joint Plan of Affiliated Debtors Pursuant to Chapter 11 of the Bankruptcy Code, dated January 9, 2004 ("Fifth Amended Plan") under
Section 11(f) of the Act ("Plan Order")./4 The Plan Order also constituted a report on the Fifth Amended Plan under Section 11(g) of the Act and authorized Enron to continue the solicitation of votes of creditors for acceptances or rejections of the Fifth Amended Plan.

          By order, dated July 15, 2004, the Bankruptcy Court confirmed the Supplemental Modified Fifth Amended Joint Plan of Affiliated Debtors Pursuant to Chapter 11 of the United States Bankruptcy Code, dated July 2, 2004./5 The Plan became effective on November 17, 2004 ("Effective Date").

          The Plan is the result of extensive negotiations and compromises to reach a consensus among debtors, the Unsecured Creditors' Committee, the individual creditors and the ENA Examiner./6 The Plan determines the rights of creditors, the method of calculating their interests in the assets of Enron and the other debtors, and the manner in which distributions will be made to the various classes of creditors. Most of the creditors approved the Plan after an extensive process of disclosure, including the distribution of a final Disclosure Statement.

          Upon the Effective Date, the Plan became final. Thus, the Plan is not subject to further objections, and is binding on the debtors, the creditors and all other parties subject to the Plan./7 In addition, on the Effective Date, Enron and the other debtors whose plans were confirmed by the Confirmation Order became "Reorganized Debtors," which means that they emerged from bankruptcy and are no longer debtors in possession under Chapter 11 of the United States Bankruptcy Code./8 They now own all of their assets free and clear of all liens



_________________________
/3 Enron Corp., et al., Holding Co. Act Release No. 27809 (March 9, 2004) ("Omnibus Order").
/4 Enron Corp., Holding Co. Act Release No. 27810 (March 9, 2004).
/5 The Plan and the Fifth Amended Plan do not differ in any material economic manner. Modifications to the Plan are available at www.elaw4enron.com.
/6 The evolution of the Plan's terms and the extensive negotiations and discussions between the ENA Examiner (Harrison J. Goldin, appointed by the Bankruptcy Court as examiner of Enron North America Corp.), the Creditors' Committee and the debtors is evidenced by the periodic reports filed by the ENA Examiner regarding the status of the chapter 11 plan developments and recommendations related to exclusivity. In particular, the report filed on or about January 5, 2004 contains the ENA Examiner's recitation of the circumstances and events related to withdrawal of his support for the First Amended Plan. In addition, changes and modifications to the Plan as a result of the discussion and negotiations between the debtors, the Creditors' Committee, the ENA Examiner and other parties in interest are evidenced by the prior filings of the Plan on July 11, 2003, September 18, 2003, November 13, 2003, December 17, 2003 and January 4, 2004 and the disclosure statements related thereto.
/7 Two creditors are pursuing appeals of the Confirmation Order. Neither sought a stay to prevent the occurrence of the Effective Date and substantial consummation of the Plan. Enron and the other reorganized debtors have moved to dismiss the appeals as moot. On June 24, 2005, the United States District Court for the Southern District of New York entered an order dismissing one of the appeals as moot. The motion to dismiss the other appeal is pending.
/8 For convenience, this Application uses the term "Debtors" to refer to the Reorganized Debtors. The Debtors are Enron and the other entities identified in Plan section 1.77, all of whose bankruptcy filings were consolidated with Enron. In this Application, the term "Debtors" excludes Portland General Holdings, Inc. and Portland Transition Company, Inc., whose bankruptcy plans were not confirmed by the Bankruptcy Court.


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

and encumbrances, and may distribute their assets or the proceeds thereof to creditors as provided in the Plan.

          Also, on the Effective Date, Enron's new board of directors replaced the prior board of directors. In addition, the Creditors' Committee was disbanded, except to handle certain types of litigation matters. The Bankruptcy Court retained exclusive jurisdiction over any matter arising under the Bankruptcy Code and arising in or relating to the chapter 11 cases or the Plan in certain circumstances, including the entry of all orders as may be necessary or appropriate to implement or consummate the provisions of the Plan and all contracts, instruments, releases and other agreements or documents created in connection with the Plan.

               2.   Portland General

          Portland General, incorporated in 1930, is a single, integrated electric utility engaged in the generation, purchase, transmission, distribution, and retail sale of electricity in the State of Oregon. Portland General also sells wholesale electric energy to utilities, brokers, and power marketers located throughout the western United States. Portland General's service area is located entirely within Oregon and covers approximately 4,000 square miles. It includes 52 incorporated cities, of which Portland and Salem are the largest. Portland General estimates that at the end of 2004 its service area population was approximately 1.5 million, comprising about 43% of the state's population. As of December 31, 2004, Portland General served approximately 767,000 retail customers. For the 12 months ended December 31, 2004, Portland General and its subsidiaries had operating revenues of $1,454 million and net income of $92 million on a consolidated basis. As of December 31, 2004, Portland General and its subsidiaries had retained earnings of $637 million and assets of $3,403 million on a consolidated basis.

          Portland General has approximately 26,085 miles of electric transmission and distribution lines and owns 1,975 MW of generating capacity. Portland General has long-term power contracts with four hydroelectric projects on the mid-Columbia River, which provide approximately 510 MW of firm capacity as well as long-term power contracts with other counterparties, including Bonneville Power Administration and other Pacific Northwest utilities. Portland General's peak load in 2004 was 3,942 MW, of which approximately 48% was met through short-term purchases. At December 31, 2004, Portland General's total firm resource capacity, including short-term purchase agreements, was approximately 3,941 MW (net of short-term sales agreements of 1,106 MW).

          As of December 31, 2004, Portland General had 2,644 employees. Portland General files annual, quarterly and periodic reports with the Commission under the Securities Exchange Act of 1934. Portland General is regulated by the Oregon Public Utility Commission ("OPUC") with regard to its rates, terms of service, financings, affiliate transactions and other aspects of its business. The company is also regulated by the Federal Energy Regulatory Commission ("FERC") with respect to its activities in the interstate wholesale power markets.

          Enron had entered into an agreement dated November 18, 2003 to sell the common stock of Portland General to Oregon Electric Utility Company, LLC ("Oregon Electric"), an entity affiliated with the Texas Pacific Group. On March 10, 2005, the OPUC denied Oregon Electric's application for authorization to acquire the common stock of Portland General. On April 6, 2005, Oregon


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

Electric and Enron terminated the stock purchase agreement.

     C.   The Transaction for which Authorization is Requested

          1.   Removing Portland General from Enron's Ownership

          The Plan provides for the termination of Enron's interest in Portland General through the cancellation of Portland General's common stock held by Enron and the issuance of new Portland General common stock ("New PGE Common Stock")./9 Portland General currently has outstanding 42,758,877 shares of common stock, par value of $3.75 per share, all of which are held by Enron. Upon satisfaction of certain conditions contained in the Plan, the existing Portland General common stock held by Enron will be cancelled and Enron will cause New PGE Common Stock to be issued to Holders of Allowed Claims and to Stephen Forbes Cooper, LLC ("SFC") (in its capacity as the Disbursing Agent, defined below) on behalf of the Reserve (the "Transaction"). The debt and preferred stock of Portland General will remain outstanding and will be unaffected by the Transaction.

          As explained in detail below, the Disbursing Agent is deemed to hold all property to be distributed under the Plan in trust for the persons entitled to receive the same. The Disbursing Agent is directed under the Plan to reserve and hold in escrow for the benefit of each Holder of an Allowed Claim and Holder of a Disputed Claim,/10 cash, Plan Securities (such as the New PGE Common
Stock) and other interests in estate assets in an amount determined under the Plan. These escrows are the Reserve, which is a form of trust. Although the Disbursing Agent is the record holder of the New PGE Common Stock held in the Reserve, the voting of such shares is determined by the DCR Overseers. The Plan Administrator, with the responsibility for managing and administering the affairs of the Debtors, will provide the DCR Overseers with advice and recommendations regarding the exercise of the DCR Overseers' shareholder rights.

          In a separate application, SFC and the Reserve are each seeking an exemption as a temporary holding company under Section 3(a)(4) of the Act.

          2.   The Issuance of New PGE Common Stock

          The issuance of the shares of New PGE Common Stock that is the subject of this Application will occur when: (i) sufficient claims have been allowed to permit the issuance of not less than 30% of the New PGE Common Stock to Holders of Allowed Claims and (ii) any


______________________
/9 See Plan sections 32.16 and 1.151. As Enron has publicly stated, it will continue to consider credible offers for the purchase of Portland General's existing common stock until the New PGE Common Stock is first issued to Holders of Allowed Claims and the Reserve. Any such purchase would be subject to a separate application with the Commission.

/10 A Disputed Claim is a claim made against a Debtor that is disputed by the Debtor and has not been withdrawn, dismissed with prejudice or determined by Final Order.


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

required consents have been obtained./11 The 30% condition is likely to occur in time to permit the issuance of the New PGE Common Stock in April 2006.

          The intent of the 30% condition is to assure that a liquid market can exist for shares of New PGE Common Stock and to permit the listing of the New PGE Common Stock on a national securities exchange. The goal is to have a trading market in the New PGE Common Stock at the date of issuance so that the Holders of Allowed Claims may choose to retain the New PGE Common Stock distributed to them or sell such shares in the market.

          At the time of the issuance, Amended and Restated Articles of Incorporation and Bylaws of Portland General will be adopted and the Articles will be filed in Oregon.

               3.   Preparation for Issuance

          To prepare for the issuance of the New PGE Common Stock, Portland General will register the stock with the SEC and apply to list the stock on a national stock exchange. Portland General will conduct a search for additional members for Portland General's board of directors that satisfy the requirements of the selected stock exchange, the SEC and Sarbanes/Oxley. Among other things, these requirements include that a majority of the Portland General board of directors be independent of Portland General/12 and its management and that some board members possess significant financial expertise. A search for new board members has already begun, with criteria including utility, business (customer service, information technology, etc.) and financial expertise and a preference for Northwest residents.

          Prior to the issuance of the New PGE Common Stock, Portland General will select a transfer agent. It will establish relationships with common stock analysts, some of whom may cover Portland General for potential investors. It will provide the analysts with the information necessary to promote coverage of New PGE Common Stock in the analysts' publications. Among other things, Portland General will need to establish a dividend policy, in part so that analysts and the market can assess Portland General and its prospects, both as an operating business and as an investment. Portland General plans to begin this process sufficiently prior to the issuance of the New PGE Common Stock so that analysts are prepared once the stock begins to trade. Finally, Portland General will have an investor relations function for the first time since it was acquired by Enron.

               4.   Trading in New PGE Common Stock

          The New PGE Common Stock will be publicly traded. This means that Portland General, its officers, and directors, and shareholders must comply with the SEC, stock exchange and state securities laws and regulations that apply to public companies. These laws and regulations are designed in part to promote fair public disclosure of all information an investor would deem


_______________
/11 Portland General, SFC, the Reserve and Enron will file such applications as are necessary with the OPUC, the FERC, the Nuclear Regulatory Commission ("NRC"), the Federal Communications Commission ("FCC") and the Oregon Energy Facilities Siting Council ("EFSC").
/12 Independence means, in part, that a board member has a sufficiently small economic stake in Portland General so that his or her independence is not affected by economic interest.

relevant in making an investment decision and to prevent insiders from taking unfair advantage of non-public information.

          For Portland General, this means that it will file public annual reports and proxy statements for the election of directors and other shareholder actions, and will continue to file Annual, Quarterly and Current Reports on forms 10-K, 10-Q and 8-K with the SEC, among other requirements. It also means that Portland General will adopt an insider trading policy that prohibits Portland General's employees from trading in New PGE Common Stock based on non-public information.

          Portland General's shareholders will be subject to the laws and regulations applicable to investors in publicly traded securities. For example, the Williams Act requires that any purchaser acquiring 5% or more of the common stock of a publicly traded company must file a Form 13-D with the SEC informing the SEC of that fact and of the investment intentions of the purchaser. Enron and the Plan Administrator have no knowledge that any person or entity (other than the Reserve) will own or control 5% or more of the New PGE Common Stock as a result of the issuance of New PGE Common Stock. This application does not seek authorization under Section 9(a)(2) of the Act for any holder of 5% or more of the New PGE Common Stock to acquire such securities.

               5. Distribution of Assets, Including the New PGE Common Stock Under the Plan

          The Plan determines the interests of the various classes of creditors in the assets of the Debtors and the method for calculating such interests. The Plan also determines the manner in which the assets of the Debtors will be distributed to the creditors. Distributions will be made only to creditors who become Holders of Allowed Claims.

          There are 373 different classes of unsecured creditors acknowledged and established under the Plan that will receive distributions under the Plan. Approximately 200 classes of unsecured creditors are eligible to receive common stock, including the New PGE Common Stock, under the Plan. The anticipated recovery to the creditors of the various Debtors vary from a low of approximately 6% of allowed claims to approximately 75% of allowed claims, with the majority of creditors anticipated to recover between 15% and 30% of allowed claims. These are expected recovery percentages only. The final distributions under the Plan will not be known until all claims against Enron and the other Debtors, and all claims by Enron and the other Debtors for the recovery of assets, are resolved.

          The Plan creates a common Plan Currency. The Plan Currency consists primarily of cash and common stock, including the New PGE Common Stock. The Plan provides that each Holder of an Allowed Claim will receive a pro rata share of the Plan Currency allocated to other holders similarly classified under the Plan. In general, each Holder of an Allowed Claim will receive a percentage of each of the assets available for distribution based on the ratio of that holder's allowed claims to the allowed claims of all other holders of the same class. This means that each holder will receive cash and common stock held for distribution, including the New PGE Common Stock, in a percentage equal to its percentage claim, regardless of how the stock is valued. For example, if a Holder of an Allowed Claim is entitled to 2% of the assets available


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

for distribution, that holder will receive 2% of each asset, including 2% of cash and 2% of New PGE Common Stock. It will receive this percentage of New PGE Common Stock regardless of whether that stock is distributed early or late in the claim settlement process and regardless of whether the value of the New PGE Common Stock has gone up or down over time./13

          The Plan Administrator will calculate the recovery percentages for Holders of Allowed Claims each April and October. Each calculation will require about two months to perform: during January and February for April percentages and during July and August for October percentages. Holders of Allowed Claims will receive distributions based on those calculations in April and October. Claims that are first allowed other than in April or October may receive first distributions in June, August, December or February, based upon the most recent April or October calculation of recovery percentages.

          The issuance of the New PGE Common Stock, and the continuing release of New PGE Common Stock from the Reserve over time as described below, will be made to the holders of record of claims as of November 29, 2004 ("Record Holders") as their claims are allowed. Creditors may have sold their claims against the bankruptcy estates of Enron and the other Debtors. Enron does not keep a registry of those sales. The Record Holders of allowed claims are responsible for any subsequent transfer of assets to a purchaser of a claim.

          There are insufficient assets for any distribution to former shareholders of Enron. The Plan cancelled all of Enron's common and preferred stock, created new Enron common and preferred stock, and issued that stock to a Common Equity Trust and a Preferred Equity Trust, respectively, with SFC as trustee. The trusts hold that stock for the benefit of the former shareholders of Enron for distribution to them in the highly unlikely event that any residual assets remain after full recovery for all creditors.

          D. Governance and Operation of Portland General After Issuance of New PGE Common Stock

          At the time of the issuance, Portland General's board of directors will expand from its current six members to eight to ten members, a majority of whom will be independent of Portland General./14 Portland General will be governed by its board of directors, who the Portland General shareholders will elect annually. The board of directors of Portland General will owe its fiduciary duties to all shareholders, not a single shareholder.

          The Portland General board of directors will set the policies and direction for Portland General, just like any board of directors of other publicly traded companies. The Portland


________________
/13 Section 21.3(a) of the Plan provides that the Reserve will hold in escrow for the benefit of each Holder of a Disputed Claim, among other things, cash and Plan Securities (which includes the New PGE Common Stock) and any dividends, gains or income attributable thereto, in an amount equal to the pro rata share of distributions which would have been made to the holder of such Disputed Claim if it were an Allowed Claim.
/14 Robert Walls, Jr., Enron's Executive Vice President and General Counsel, and Robert Bingham, Enron's Interim Chief Financial Officer and Interim Treasurer, currently serve on the Portland General board. In addition to Messrs. Walls and Bingham, the current membership Portland General's board of directors includes: Peggy Fowler, Portland General's Chief Executive Officer, Corbin A. McNeill, Jr., the Chairman of the Portland General board and a retired chairman of the board and co-chief executive officer of Exelon Corporation, John Ballantine (who also serves on the Prisma Energy International Inc. board) and Raymond Troubh.



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

General board of directors will be responsible for selecting and evaluating Portland General's management. There are no expected changes in management at Portland General at the present time. The Portland General board of directors will act on matters such as Portland General's operating and capital budgets, Portland General's major investments and risk management policies, and Portland General's dividends.

          Portland General's board of directors will interact with management on Portland General's strategy and longer-term plans, including Portland General's plans for operating as a public company and providing timely public information about Portland General's financial and operational matters.

          Portland General's board of directors will owe a fiduciary duty to all shareholders, including those who have purchased their shares in the open market, Holders of Allowed Claims who have received shares on the issuance of New PGE Common Stock or by the release of New PGE Common Stock from the Reserve, and the Reserve.

          Enron and Portland General plan to enter into a Separation Agreement that will take effect upon the issuance of the New PGE Common Stock. Among other things, the Separation Agreement will:

          o Provide for Enron to indemnify Portland General and its subsidiaries against any federal taxes that PGE or its subsidiaries may incur as a result of inclusion in the Enron Control Group for federal tax purposes.

          o Provide for Enron to indemnify Portland General and its subsidiaries against any liabilities they may incur arising out of any employee benefit plans sponsored by Enron or its ERISA Affiliates (other than Portland General) as described in the Separation Agreement.

          o    Terminate the tax allocation agreement between Enron and PGE.

          o Terminate the Master Services Agreement between Enron and Portland General.

          To the extent that, prior to the issuance of the New PGE Common Stock, Enron settles all claims for which it was indemnifying Portland General, Enron and Portland General will modify the Separation Agreement to eliminate the indemnity.

          Portland General will, both prior to and after the issuance of New PGE Common Stock, maintain its separate books and records and accounting system. After the issuance of the New PGE Common Stock, Portland General will be deconsolidated from Enron for income tax purposes and will file and pay its taxes with the respective taxing authorities with jurisdiction over it. After the issuance of the New PGE Common Stock, neither Portland General nor Enron will supply any services to the other./15

          Portland General will continue to be regulated by the OPUC and by FERC in the same manner as it is today.


_________________
/15 Portland General will work with Enron on any tax filings or audits related to the period of consolidation, but no charges will flow in either direction in connection with this cooperation.

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

          E. Roles and Operation of the Plan Administrator, the Disbursing Agent and the DCR Overseers

          The primary objective of the Plan Administrator is to take all actions necessary to distribute the assets of the Debtors to the Holders of Allowed Claims as rapidly as prudently possible. There is no legal or economic incentive for the Plan Administrator to do anything other than resolve claims and close the bankruptcy cases. Likewise, the Plan's role for the Reserve is as a trust/escrow that reduces its interest in all assets, including the New PGE Common Stock, as rapidly as the Plan Administrator can resolve claims.

               1.   Plan Administrator

          The Plan Administration Agreement describes the rights and duties of SFC as the Plan Administrator. Those rights and duties are, essentially, to carry out the Plan, resolve all claims made against the Debtors, resolve all claims that the Debtors have against any third party, make regular reports to the Enron board and to the Bankruptcy Court on the status of claims resolution, liquidate assets remaining in the estates of the Debtors, and consult with and provide the DCR Overseers with information in connection with the voting or sale of the Plan securities, including New PGE Common Stock once it is issued, held in the Reserve.

          The authority of the Plan Administrator is limited, as set forth in section 5 of the Plan Administration Agreement, by the dollar amounts and types of claims it can settle without the approval of the board of directors of Enron and, if requested by the board of directors of Enron, the approval of the Bankruptcy Court.

          Among other responsibilities, the Plan Administrator must hold sufficient assets of the Debtors in reserve to provide for the distribution to the holders of disputed claims as they become Holders of Allowed Claims and to the Holders of previously Allowed Claims as disputed claims are disallowed. The Plan Administrator also must calculate the expected recovery percentages that form the basis for the distributions to Holders of Allowed Claims prior to the final settlement of all claims under the Plan.

          The compensation of SFC as the Plan Administrator is set forth in the Plan Administration Agreement, and is the sole compensation for any and all services rendered by SFC or any of its employees or affiliates to the Debtors for acting as the Plan Administrator, the Disbursing Agent or the trustee of any trust formed pursuant to the Plan.

          SFC is owned 50% by Stephen Forbes Cooper and 25% each by Leonard LoBiondo and Michael E. France. SFC's sole business is providing management services to Enron and the other Debtors. It has no other business. All amounts received by SFC for providing services to Enron and the other Debtors acting in any capacity pursuant to the Plan will be the property of, and shall be paid to, Kroll Zolfo Cooper, LLC. Kroll Zolfo Cooper, LLC is owned 100% by Kroll, Inc., which is owned 100% by Marsh, Inc., which is owned 100% by the Marsh and McLennan Companies ("MMC"), a publicly traded corporation.


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

               2.   Disbursing Agent and the Reserve

          SFC, as the Disbursing Agent, on behalf of the Reserve will receive any New PGE Common Stock not initially distributed to Holders of Allowed Claims. This amount will not exceed 70% and will decline with each subsequent release of New PGE Common Stock from the Reserve, as claims are resolved. The result of this will be a continuous release of New PGE Common Stock from the Reserve to Holders of Allowed Claims and accordingly, a continuous reduction in the percentage of New PGE Common Stock held in the Reserve. Enron's current expectation is that the Reserve will hold less than 50% of the New PGE Common Stock within one year after the issuance and may hold less than 30% of the New PGE Common Stock within two years after the issuance. The speed at which the Reserve releases stock to Holders of Allowed Claims and thus reduces its ownership interest in New PGE Common Stock will depend upon the speed and timing of the resolution of further claims.

          Ultimately, the Reserve will release all of the New PGE Common Stock when all claims are resolved, and it must hold not less than 1% of the New PGE Common Stock until then.

          The DCR Guidelines and the Plan control the operation of the Reserve and the Disbursing Agent. The New PGE Common Stock issued to the Reserve will be held in trust/escrow for the benefit of holders of disputed claims and Holders of Allowed Claims, along with all other assets in the Reserve. The Disbursing Agent has no economic or beneficial interest in the New PGE Common Stock or other assets in the Reserve.

          The DCR Guidelines also limit the investment of assets held in the Reserve. All cash is held in interest-bearing depositary accounts at financial institutions with a reported capital surplus of $100 million, or invested in interest-bearing obligations issued by the U.S. Government or by an agency of the U.S. Government and guaranteed by the U.S. Government, having maturity of not more than 30 days in either case, unless modified by the Bankruptcy Court. The DCR Guidelines do not give the Disbursing Agent any discretion to invest in other assets. The Disbursing Agent is in the process of requesting from the Bankruptcy Court a change in the investment guidelines to allow it to invest cash and cash equivalents in Treasury Bills with maturities up to 6 months and in money market funds that invest in U.S. Government securities. In addition, the DCR Guidelines do not allow the Disbursing Agent to sell the New PGE Common Stock or vote it except as instructed by the DCR Overseers.

          In short, the Disbursing Agent acts as a trustee, taking direction from the Plan Administrator as to the assets the Reserve will hold or release from time to time to Holders of Allowed Claims.

               3.   DCR Overseers

          Five persons selected by the Debtors after consultation with the Creditors' Committee, with respect to four of the Debtors' selections, and the ENA Examiner, with respect to one of the selections, form the DCR Overseers. The DCR Overseers determine how to vote, or whether to sell, the Plan Securities held by the Reserve. The Enron board and the DCR Overseers currently have the same members./16

          The Disbursing Agent will vote the New PGE Common Stock held in the Reserve at the direction of the DCR Overseers. The other registered owners on the books of Portland General's transfer agent will vote the New PGE Common Stock held by them.

          The DCR Overseers have the limited functions of determining (1) how to vote the New PGE Common Stock held by the Reserve on all matters for which a shareholder vote is required under Oregon law or Portland General's Articles of Incorporation and Bylaws and (2) whether to sell the New PGE Common Stock held by the Reserve. The Plan Administrator will be required to bring to the DCR Overseers matters that require the vote of shareholders and any offers to buy New PGE Common Stock.

          As a matter of Oregon law and the proposed Articles of Incorporation and Bylaws of Portland General, the DCR Overseers will have the right to vote annually on the election of Portland General's board of directors. Under Oregon law, shareholders are also entitled to vote on major transactions, such as mergers and the sale or mortgage of all or substantially all of the assets of a corporation such as Portland General. As long as the Reserve holds more than 10% of the New PGE Common Stock, the DCR Overseers also will have the ability to call a special meeting of the shareholders.

          The DCR Overseers must require that any potential buyer of the New PGE Common Stock offer all other shareholders of the same terms and conditions as are offered to the Reserve. This prevents the Reserve from receiving a premium from the sale of the New PGE Common Stock not available to other shareholders.

         The DCR Overseers will exercise their business judgment to vote Plan Securities,/17 including the New PGE Common Stock, in a manner they believe will maximize the value of the assets to be distributed to creditors. The Guidelines require that the DCR Overseers take all actions that a board of directors of a public corporation chartered in the state of Delaware would be required to take to satisfy its fiduciary duties in making a decision requiring the voting by such corporation of a comparable portion of securities it holds in another entity. The DCR Overseers may not vote in matters in which they have a conflict of interest.

          Like the Disbursing Agent, the DCR Overseers have no economic or beneficial interest in the assets held in the Reserve. Their sole compensation is the compensation they receive for acting as directors of Enron.

          F.   Rule 54

          Rule 54 under the Act provides that in determining whether to approve certain transactions other than those involving exempt wholesale generators ("EWGs") or foreign utility


__________________
/16 The members of the DCR Overseers and the Enron board are: John J. Ray, III, Chairman, Robert M. Deutschman, Vice Chairman, Stephen D. Bennett, Rick A. Harrington and James R. Latimer, III.
/17 "Plan Securities" is defined under the Plan as "Prisma Common Stock, CrossCountry Common Equity and PGE Common Stock."

companies ("FUCOs"), as defined in the Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if paragraphs (a), (b) and (c) of Rule 53 under the Act are satisfied.

          In connection with an application filed by Enron in SEC File No. 70-10200, the Commission reviewed Enron's compliance with Rule 53 and granted Enron authorization to issue securities for the purpose of financing FUCOs (or to amend the terms of existing financings) and to acquire FUCO securities in connection with financings, settlements and reorganizations. The order provides that authorization to restructure or refinance existing FUCO investments would not be limited, but that authorization to finance new FUCO investments would be limited to $100 million./18

          The Omnibus Order noted Enron's assertion that:

              the proposed FUCO financing will not have a substantial adverse impact on the financial integrity of the Enron group and that the purpose of the proposed financings is not to invest significant additional sums in FUCOs, but to support existing FUCO projects to maximize their value for the Debtor's estate and to restructure existing financing arrangements as necessary to tailor each financing to the financial condition of the underlying assets. Applicants state that unsound financing that cannot be supported by the cash flow of underlying assets will be novated or restructured as appropriate and consistent with maximizing the value of the estate. Applicants state that the proposed financing is expected to have a positive impact on the financial condition of the Enron group. Applicants state that the proposed FUCO investment will not have an impact on Portland General./19

          The Omnibus Order indicates that the Commission fully evaluated Enron's compliance with Rule 53 and determined that Enron's existing FUCO interests and certain additional investments in FUCOs were consistent with the standards of the Act. Since the issuance of the Omnibus Order, Enron has continued to simplify its corporate structure, and to sell and liquidate its businesses. None of the $100 million authorization to finance new FUCO investments has been used by Enron since the Omnibus Order.

          The issuance of New PGE Common Stock to Holders of Allowed Claims and to the Disbursing Agent on behalf of the Reserve is not an EWG or FUCO investment. The Transaction would not affect Enron's investments in EWGs or FUCOs or the capitalization or earnings of such companies. The Transaction merely separates Portland General from Enron. Accordingly, the capitalization or earnings of any direct or indirect EWG or FUCO subsidiary of Enron has no effect on the Transaction. Based on the Commission's findings in the Omnibus Order and the circumstances of the Transaction, Rule 54 is satisfied.


__________________
/18 Omnibus Order, supra, note 3.
/19 Omnibus Order at 24-25.

Item 2. Fees, Commissions and Expenses

          The fees, commission and expenses paid or incurred, or to be paid or incurred by the Applicants in connection with the Transaction are expected to be approximately $[to be filed by amendment].

Item 3. Applicable Statutory Provisions and Legal Analysis

          A. The Transaction Is Fair And Consistent With The Plan Approved By The SEC

               1.   Section 12(d) Analysis

          Section 12(d) of the Act provides that, unless authorized by the Commission, "It shall be unlawful for any registered holding company ... to sell any security which it owns of any public utility company...." The definition of
"sell" includes "any sale, disposition by lease, exchanges or pledge or other disposition."(20) Rule 44 under the Act requires that the sale of public utility company securities by a registered holding company must be pursuant to a declaration notifying the Commission of the proposed transaction which has been permitted to become effective pursuant to Commission order. Enron's disposition of the Portland General common stock, by causing Portland General to cancel its existing common stock and to issue New PGE Common Stock to Holders of Allowed Claims and the Disbursing Agent on behalf of the Reserve, is subject to these provisions and requires Commission authorization.

          Under Section 12(d) of the Act, the standard applicable to the SEC's review of the Transaction is whether the Transaction would be unfair or detrimental to the interests of investors, consumers or the public interest. The Transaction is fair and is not detrimental to any of the protected interests. Although the specifics of the disposition of Portland General were not authorized by the Commission in its order approving the Plan, the Transaction is a key component of distributions promised to creditors under the Plan, which was approved by the SEC as being "fair to the Debtors and their respective Creditors."(21) The Transaction implements the aspect of the Plan pursuant to which Plan Securities, including the New PGE Common Stock, would be used to satisfy the Holders of Allowed Claims in accordance with their respective priorities. In approving the Plan and the compromises that it embodies, the Commission approved such use of Plan Securities. Since the Plan Securities will be distributed to Holders of Allowed Claims pro rata in accordance with the priority of their respective claims, the distribution is inherently fair.

          The Plan creates a common Plan Currency. The Plan Currency consists primarily of cash and common stock, including the New PGE Common Stock. The Plan provides that each Holder of an Allowed Claim will receive a pro rata share of the Plan Currency allocated to other holders similarly classified under the Plan. In general, each Holder of an Allowed Claim will receive a percentage of each of the assets available for distribution based on the ratio of that holder's allowed claims to the allowed claims of all other holders of the same class. This means that each holder will receive cash and common stock held for distribution, including the New PGE `Common Stock, in a percentage equal to its percentage claim, regardless of how the stock is


_________________
/20 Section 2(a)(23) of the Act.
/21 Plan Order at 38.

valued. For example, if a Holder of an Allowed Claim is entitled to 2% of the assets available for distribution, that holder will receive 2% of each asset, including 2% of cash and 2% of New PGE Common Stock. It will receive this percentage of New PGE Common Stock regardless of whether that stock is distributed early or late in the claim settlement process and regardless of whether the value of the New PGE Common Stock has gone up or down over time.

          In addition, upon the issuance of the New PGE Common Stock, Portland General will register the stock with the SEC and apply for listing on a national stock exchange. It is expected that Holders of Allowed Claims will be able to sell the New PGE Common Stock on the open market as soon as they receive it. The Transaction, therefore, does not create a captive minority interest in the securities of a public utility company.

          The Transaction also is consistent with the protection of consumer interests and the general public interest. Enron would not consummate the Transaction until all necessary regulatory authorizations had been obtained. Applications have been, or will be, filed with the OPUC and the FERC. The multiple reviews assure that consumer interests and the public interest are adequately protected. In addition, it is in the general public interest that the Plan's implementation should proceed without undue delay. Finally, there are no reasons why the Transaction should not be permitted. The Transaction will result in the creation of a free-standing utility with a dispersed, public share ownership that is no longer controlled by a holding company. For all these reasons, the Transaction satisfies the standards of Section 12(d) and Rule 44 and should be authorized.

               2.   Sections 6(a) and 7 Analysis

          Portland General is presently seeking authorization from the OPUC for the issuance of the New PGE Common Stock and the transfer of control of Portland General to SFC, as Disbursing Agent, on behalf of the Reserve. Assuming that the OPUC order is issued, the issuance of the New PGE Common Stock would be pursuant to the exemption in Rule 52(a) of the Act. Accordingly, Portland General is not seeking authorization from the SEC under Sections 6(a) and 7 of the Act to issue the New PGE Common Stock.

     B.   Enron Will Cease To Be A Holding Company

          1.   Separation from Enron

          As described in Item 1, Enron and Portland General plan to enter into a Separation Agreement that will take effect upon the issuance of the New PGE Common Stock. Among other things, the Separation Agreement will provide certain indemnifications by Enron in favor of Portland General and terminate the tax allocation agreement and Master Services agreement between the companies. To the extent that, prior to the issuance of the New PGE Common Stock, Enron settles the claims for which it was indemnifying Portland General, Enron and Portland General will modify the Separation Agreement to eliminate the indemnity.

          Portland General will, both prior to and after the issuance of the New PGE Common Stock, maintain its separate books and records and accounting system. After the issuance of the New PGE Common Stock, Portland General will be deconsolidated from Enron for income tax purposes and will file and pay its taxes to the respective taxing authorities with jurisdiction over it. After the issuance of the New PGE Common Stock, neither Portland General nor Enron will sell any services to the other.

               2.   Basis for Enron's Deregistration

          Upon cancellation of the existing common stock of Portland General and the issuance of New PGE Common Stock to Holders of Allowed Claims and the Disbursing Agent, on behalf of the Reserve, Enron will no longer hold or control any Portland General stock or other utility securities. Therefore, Enron will cease to be a holding company. Enron requests an order declaring that, upon the issuance of the New PGE Common Stock, Enron will cease to be a holding company and that Enron's registration under the Act ceases to be of effect. Such an order is appropriate because Enron will no longer own or control the voting stock of Portland General, affiliate transactions with the Enron group will cease, and the Enron-associated directors on Portland General's board (i.e., Messrs. Walls and Bingham) will become only two out of eight to ten other board members, acting as a public company board of directors. The board of directors of Portland General will stand for re-election annually. In addition, Corbin McNeill, Jr., the former Chairman and Co-Chief Executive Officer of Exelon Corp., will head the nominating committee of the Portland General board. After the issuance of the New PGE Common Stock there would be no reason to believe that Corbin McNeill, Jr. would be influenced by Enron in the selection of candidates for Portland General's board.

          The separate entities (the Disbursing Agent and the DCR Overseers) that will own and vote the New Portland General Common Stock will be subject to very specific guidelines, approved by the Bankruptcy Court, that state the duties and responsibilities of the Disbursing Agent and the DCR Overseers with respect to the Reserve and its assets, including the New PGE Common Stock, and require all parties acting in connection with the Reserve to act in a manner that maximizes the value of the New Portland General Common Stock for the benefit of Holders of Disputed Claims and Allowed Claims, and not for the benefit of Enron.

          That SFC and the persons constituting the DCR Overseers in their roles under the Plan also serve as the Plan Administrator and the Enron board, respectively, should not require the continued registration of Enron under the Act. Neither Enron nor entities controlled by Enron will own or control with the power to vote any Portland General securities after the Transaction occurs. The Commission will continue to have the ability to regulate SFC and the Reserve as holding companies through any conditions imposed in connection with their separate request for exemption under Section 3(a)(4). Any residual concerns with respect to future transactions between Portland General and Enron, of which there are expected to be none, can be effectively addressed through a requirement that such transactions receive prior Commission authorization.

          It is appropriate under the Act for the Commission to find that Enron should not be regulated as a registered holding company once it has given up ownership and control of Portland General. After the Transaction, Enron will no longer have any controlling influence over Portland General and any residual influence through the two Enron-associated directors on the Portland General board will be minimal and of no consequence given the absence of transactions between Enron and Portland General, such as financings and service transactions, or any economic interest by Enron in the income of Portland General.

         Enron should not be considered a holding company in the absence of voting control over Portland General or a controlling influence simply because entities with influence over Enron (i.e., SFC and the DCR Overseers) also control Portland General, particularly where such entities are properly seeking an exemption under Section 3(a)(4) of the Act or, as with the DCR Overseers, are not subject to regulation under the Act as a holding company.

Item 4.    Regulatory Approvals

          The Commission, the OPUC, the Energy Facility Siting Council of the State of Oregon, the FERC, the NRC and the FCC have jurisdiction over the Transaction. Applications for authorization of the Transaction have been or will be filed with each of these commissions or agencies.

Item 5.    Procedure

          Applicants respectfully request the Commission to issue and publish forthwith the requisite notice under Rule 23 with respect to the filing of this Application, such notice to specify the minimum period allowed for the submission of comments. It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the Application. The Division of Investment Management may assist in the preparation of the Commission's decision if the Division is not opposed to the relief requested herein. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective, except as to the deregistration, which shall take effect only after the Transaction has occurred.

Item 6.    Exhibits and Financial Statements

Exhibits:

A         Opinion of counsel (to be filed by amendment)
B         Past tense opinion of counsel (to be filed by amendment).
C         Form of Notice.
D         Fifth Amended Joint Plan of Affiliated Debtors Pursuant to
          Chapter 11 of the United States Bankruptcy Code dated
          January 9, 2004, incorporated by reference to Exhibit 2.1 of the Enron Corp. Current Report on Form 8-K dated January
          9, 2004 (filed January 12, 2004, SEC File No. 001-13159).
E         Disclosure Statement for Fifth Amended Joint Plan of
          Affiliated Debtors Pursuant to Chapter 11 of the United
          States Bankruptcy Code dated January 9, 2004, incorporated by reference to Exhibit 2.2 of the Enron Corp. Current
          Report on Form 8-K dated January 9, 2004 (filed January 12,
          2004, SEC File No. 001-13159).
F         Plan Supplement to the Fifth Amended Joint Plan of
          Affiliated Debtors Pursuant to Chapter 11 of the United
          States Bankruptcy Code dated March 9, 2004, incorporated by reference to Exhibit 2.1 of the Enron Corp. Current Report on Form 8-K dated March 9, 2004 (filed March 16, 2004, SEC
          File No. 001-13159).
G Application before the Federal Energy Regulatory Commission (to be filed by amendment).

H Application before the Public Utility Commission of Oregon (to be filed by amendment).
I         Application before the U.S. Nuclear Regulatory Commission (to be filed by amendment).
J         Petition of Portland General Electric Company for a
          Declaratory Ruling of the Energy Facility Siting Council of
          the State of Oregon. (to be filed by amendment)
K         Application before the Federal Communications Commission (to be filed by amendment).
M         Order of the Federal Energy Regulatory Commission
          (to be filed by amendment).
N         Order of the Public Utility Commission of Oregon
          (to be filed by amendment).
O         Order of the Nuclear Regulatory Commission (to be filed by amendment).
P         Order of the Energy Facility Siting Council of Oregon
          (to be filed by amendment).
Q         Consent Notice of the Federal Communications Commission
          (to be filed by amendment).


Item 7.    Information as to Environmental Effects

          None of the matters that are the subject of this Application involve a "major federal action" nor do they "significantly affect the quality of human development" as those terms are used in section 102 (2)(c) of the National Environmental Policy Act. The matters that are the subject of this Application will not result in changes in the operation of Enron or its subsidiaries or affiliates that will have an impact on the environment. Enron is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transaction.

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Amendment to be signed on their behalf by the undersigned officer thereunto duly authorized.

Date:  07-19-05

                                                     ENRON CORP.



                           By:  /s/ Robert H. Walls, Jr.
                                -----------------------------------
                           Name: Robert H. Walls, Jr.
                           Title:  Executive Vice President and General Counsel

                                 Exhibit Index

         Exhibit

         C          Form of Notice

         D Fifth Amended Joint Plan of Affiliated Debtors Pursuant to Chapter 11 of the United States Bankruptcy Code dated January 9, 2004, incorporated by reference to
                    Exhibit 2.1 of the Enron Corp. Current Report on Form
                    8-K dated January 9, 2004 (filed January 12, 2004,
                    SEC File No. 001-13159).

         E Disclosure Statement for Fifth Amended Joint Plan of Affiliated Debtors Pursuant to Chapter 11 of the United States Bankruptcy Code dated January 9, 2004, incorporated by reference to Exhibit 2.2 of the Enron Corp. Current Report on Form 8-K dated January 9, 2004 (filed January 12, 2004, SEC File No. 001-13159).

         F Plan Supplement to the Fifth Amended Joint Plan of Affiliated Debtors Pursuant to Chapter 11 of the United States Bankruptcy Code dated March 9, 2004, incorporated by reference to Exhibit 2.1 of the Enron Corp. Current Report on Form 8-K dated March 9, 2004
                    (filed March 16, 2004, SEC File No. 001-13159).